Exhibit 99.1

Grant of Awards under Long Term Incentive Plan and Share Options under Share Option Scheme

London: Tuesday, April  21, 2020: Hutchison China MediTech Limited (“Chi-Med”) (Nasdaq/AIM: HCM) announces that on April  20, 2020, in accordance with the new incentive policy outlined in its full year results announcement on March 3, 2020, it granted conditional awards (“LTIP Awards”) under the Long Term Incentive Plan (“LTIP”) adopted by Chi-Med at its Annual General Meeting in 2015 and share options under the Share Option Scheme conditionally adopted by Chi-Med at its Annual General Meeting in 2015 (the “2015 HCML Share Option Scheme”).

In 2019, Chi-Med had conducted a comprehensive review of its compensation and share-based incentives policies, which included benchmarking research on peer group U.S. and China biotech companies. The Company has established a new competitive policy to ensure that it is able to attract and retain top talent.

A. Long Term Incentive Plan

The LTIP Awards grant participating directors, persons discharging managerial responsibilities (“PDMRs”) or employees a conditional right to a cash amount which is used to purchase shares in Chi-Med (“Shares”), on-market by an independent third party trustee (“Trustee”).

Two different types of LTIP Awards have been granted, namely:

1. Performance-related LTIP Award for the Chi-Med Financial Year 2020 (“Performance LTIP”) – award based on a maximum cash amount, which amount is determined by the achievement of performance targets for the financial year ending 31 December 2020.  The performance targets will be determined by the Remuneration Committee of Chi-Med based on the strategic objectives of Chi-Med.

The Shares, to be purchased by the Trustee following determination of the cash amount based on actual achievement of performance targets, will then be held by the Trustee until the underlying LTIP Awards are vested.  Vesting will occur two business days after the date of announcement of the annual results of Chi-Med for the financial year ending December 31, 2022.  Vesting will also depend upon the continued employment of the award holder with the Chi-Med group and will otherwise be at the discretion of the Board of Directors of Chi-Med.

Chi-Med has granted the following LTIP Awards for the Performance LTIP to the following PDMRs:

Award Holder	Maximum amount for the Performance LTIP

Mr Christian Hogg (Executive Director and Chief Executive Officer)	US$1,580,193
Mr Johnny Cheng (Executive Director and Chief Financial Officer)	US$640,443
Dr Weiguo Su (Executive Vice President and Chief Scientific Officer)	US$1,407,120

An additional 331 employees of Chi-Med and its subsidiaries have simultaneously been granted LTIP Awards under the Performance LTIP.

2. Non-performance LTIP Award (“Non-performance LTIP”) – a one-off cash amount is granted to each grantee and will be used by the Trustee to purchase Shares which will be subject to a vesting period of four years.  Chi-Med has granted the following Non-performance LTIP to the following PDMRs:

Award Holder	Cash amount for the Non-performance LTIP

Mr Simon To (Executive Director)	US$200,000
Dr Dan Eldar (Non-executive Director (“NED”))	US$200,000
Ms Edith Shih (NED)	US$200,000
Mr Paul Carter (Independent Non-executive Director (“INED”))	US$200,000
Dr Karen Ferrante (INED)	US$200,000
Mr Graeme Jack (INED)	US$200,000
Professor Tony Mok (INED)	US$200,000

The cash amount will be used by the Trustee to buy Shares which will be held by the Trustee until the underlying Non-performance LTIP Awards are vested. 25% of the Shares bought by the Trustee will vest on each anniversary of the grant of the Non-performance LTIP Awards for the next four years.

An additional two employees of Chi-Med and its subsidiaries have simultaneously been granted the Non-performance LTIP.

Further announcements will be made in due course at the time the Performance Awards and Non-performance Awards are vested, when the number of the Shares to which each Director and PDMR is entitled will be known.  The above Directors and PDMRs additionally have the right to elect on acceptance of the grant of their awards to have part of their awards held (on behalf of the Director/PDMR by the trustee administering the LTIP) pending vesting in the form of cash in order to satisfy any tax liability in respect of their awards.

B. Share Option Scheme

Chi-Med granted a total of 2,855,000 share options under its 2015 HCML Share Option Scheme to eight senior employees to subscribe for Ordinary Shares subject to the acceptance of the grantee.  Details of such share options granted prescribed are as follows:

Date of grant	:	April 20, 2020
Exercise price of share options granted	:	GBP3.34 per Ordinary Share
Number of share options granted	:	2,855,000 (each share option shall entitle the holder thereof to subscribe for one Ordinary Share)
Closing market price of Ordinary Shares on the date of grant	:	GBP3.34 per Ordinary Share
Validity period of the share options	:	From April 20, 2020 to April 19, 2030

About Chi-Med

Chi-Med (Nasdaq/AIM: HCM) is an innovative biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has a portfolio of eight cancer drug candidates currently in clinical studies around the world and extensive commercial infrastructure in its home market of China.  For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve risks and uncertainties.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) Chi-Med@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile), jlo@brunswickgroup.com / +852 9783 6894 (Mobile), yzhou@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500